Exhibit 99.1

HUYA Inc. Announces Changes to Board Composition

GUANGZHOU, CHINA, February 26, 2021 – HUYA Inc. (NYSE: HUYA) (“Huya” or the “Company”), a leading game live streaming platform in China, today announced that Mr. Cheng Yun Ming Matthew has been appointed by Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), as a successor director to serve on Huya’s board of directors (the “Board”), replacing Mr. Zhi Cheng, effective February 25, 2021. Mr. Zhi Cheng no longer serves as a director of Huya following this substitution.

In addition, Huya’s Board has approved the appointment of Mr. Cheng Yun Ming Matthew as a member and the chairman of the compensation committee of the Board, effective immediately.

Mr. Cheng Yun Ming Matthew joined the Tencent Group in November 2010, and currently serves as the corporate vice president of the Tencent Group. Mr. Cheng has served as a non-executive director of Fusion Bank Limited since March 2019, a non-executive director of China Literature Limited (HKSE: 0772) since November 2019 and a non-executive director of Tongcheng-Elong Holdings Limited (HKSE: 0780) since April 2020. Prior to joining the Tencent Group, Mr. Cheng worked at Price Waterhouse, an accounting firm currently known as PricewaterhouseCoopers, from 1992 to 1997, China Everbright Technology Limited (currently known as Citychamp Watch & Jewellery Group Limited) (HKSE: 0256), a company then principally engaged in manufacturing of computer peripherals, from 1997 to 2000, and various companies assuming financial management functions. Mr. Cheng is an associate member of Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. Mr. Cheng obtained a bachelor’s degree in accountancy from the Hong Kong Polytechnic University in October 1992.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit http://ir.huya.com.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com